Exhibit 77(d)

The Denali Fund Inc.

Response to Item 77D

SUB-ITEM 77D: Policies With Respect to Security Investments

At a Meeting of the Board of Directors (the "Board") of The Denali Fund Inc. (the "Fund") held on August 1, 2011, the Board approved a proposal to eliminate the Fund’s non-fundamental policy limiting the Fund’s ability to investment more than (i) 3% of the total voting stock of any one investment company; (ii) 5% of the Fund’s total assets with respect to any one investment company; and (iii) 10% of the Fund’s total assets in the aggregate.